TRIO RESOURCES, INC.

January 18, 2013

Asia Timmons-Pierce

Staff Attorney

Security Exchange Commission

Washington, D.C. 20549

Dear Ms. Timmons-Pierce; Re: File No. 333-178472

We acknowledge receipt of the Security Exchange Commission’s comment letter on the Form 8K that was filed under the name of Allied Technologies Group, Inc. dated January 11, 2013.

We have reviewed the comments in the letter and due to small management team of the Company and the extensive list of comments we would like to request an extension to February 15, 2013 to complete our response and amendment to the Form 8K.

We would appreciate receiving your confirmation of this extension request.

Please forward a copy of the confirmation of the extension request to the undersigned at dpage@trioresourcesag.com. If required the writer can be reached at 416-500-4818.

Thank you for your consideration of this request.

Yours truly,

/s/ Donald J. Page

Donald J. Page, CPA, CA

Chief Financial Officer

Trio Resources, Inc.

c.c.	Pamela A. Long, Assistant Director, SEC

Duncan Reid, CEO, Trio Resources, Inc.